

April 17, 2013

Via Email
Mark A. Floyd
Chief Executive Officer
Cyan, Inc.
1383 N. McDowell Blvd., Suite 300
Petaluma, CA 94954

> **Re:** **Cyan, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 4, 2013**
> **File No. 333-187732**

Dear Mr. Floyd:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to, they refer to our letter dated March 15, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 68

1.   We note that in light of discussions with underwriters in preparation for this offering, you reassessed the September 30, 2012 valuation of your common stock and as a result you used a blended revenue multiple of 2.37, which was a higher point in the range of existing comparable companies. Please tell us when you performed this revaluation. In addition, tell us why you did not revise your other assumptions and methodologies (i.e., discount rate, marketability discount, set of comparable companies and PWERM methodology) when performing the revaluation.

2.   We further note that for your November 30, 2012 and December 31, 2012 valuations you added some public companies in the communications networking industry. Please tell us why these companies were not considered in your September 30, 2012 valuation. In this regard, we note your disclosure on page 69 that you select your peer group of companies from publicly traded companies in the same or similar lines of business, and with similar growth rates to you. Please describe more specifically the characteristics of your

company that changed from September 30, 2012 to December 31, 2012. While we note your disclosure that you have taken into account companies whose business models included significant software content given your goals for growth with your Blue Planet software, we also note your disclosure on page 2 that to date, sales of Blue Planet have accounted for an immaterial amount of your revenue and are expected to increase only modestly as a portion of your revenue in the near term.

3.   Please tell us and revise your disclosures to explain further the factors that contributed to the 85% increase in the fair value of your common stock from September 30, 2012 to December 31, 2012.

4.   We note that you used a 21% discount for lack of marketability in both your December 2012 and March 2013 valuations. Considering the increased likelihood of this offering occurring in the near term, as noted in your April 12, 2013 correspondence, please tell us how you determined a 21% marketability discount within a few weeks prior to your potential offering was appropriate and why you believe this assumption should remain unchanged from December 2012 to March 2013.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Email
        David J. Segre
        Wilson Sonsini Goodrich & Rosati